                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                                 Shoney's, Inc.
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                    829039100
                                 (CUSIP Number)


                         Courage Capital Management, LLC
                              ATTN: Richard Patton
                                4400 Harding Road
                               Nashville, TN 37205
                                 (615) 298-7606

                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 6, 2000
                     -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                              ------------------------
CUSIP No. 829039100                  13D               Page 2 of 10 pages

--------------------------                             ------------------------


--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Courage Capital Management, LLC ("Courage Capital")
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------

  3     SEC USE ONLY

--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Tennessee
--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER
                       635,111 shares of Common Stock (includes 70,711 shares
   SHARES              issuable upon conversion of Convertible Subordinated
                       Debentures due 2002 ("TPI Notes")
                ----------------------------------------------------------------

BENEFICIALLY      8    SHARED VOTING POWER
                       0 shares of Common Stock
   OWNED BY
                ----------------------------------------------------------------

    EACH          9    SOLE DISPOSITIVE POWER
                       635,111 shares of Common Stock (includes 70,711 issuable
                       upon conversion of TPI Notes)
  REPORTING     ----------------------------------------------------------------

   PERSON         10   SHARED DISPOSITIVE POWER
                       0 shares of Common Stock
    WITH
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        635,111 shares of Common Stock, consisting of 0 shares of Common
        Stock held directly, 564,400 shares held indirectly through V-One Opportunity Fund, L.P., and 70,711 shares of Common Stock held indirectly through Courage Special Situations Fund, LP
--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       1.41% Common Stock
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

       00
--------------------------------------------------------------------------------

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-------------------------                              ------------------------
CUSIP No. 829039100                  13D               Page 3 of 10 pages

--------------------------                             ------------------------


--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Richard C. Patton
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------

  3     SEC USE ONLY

--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER
                       0 shares of Common Stock
   SHARES
                ----------------------------------------------------------------

BENEFICIALLY      8    SHARED VOTING POWER
                       635,111 shares of Common Stock beneficially owned by
                       Courage Capital (includes 70,711 shares issuable upon
  OWNED BY             conversion of TPI Notes); Managing Directors, Richard C.
                       Patton and Donald M. Farris share voting power.
                ----------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
                       0 shares of Common Stock
  REPORTING
                ----------------------------------------------------------------

   PERSON         10   SHARED DISPOSITIVE POWER
                       635,111 shares of Common Stock beneficially owned by
                       Courage Capital (70,711 shares issuable upon conversion
    WITH               of TPI Notes); Managing Directors, Richard C. Patton and
                       Donald M. Farris share voting power.
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        635,111 shares of Common Stock held indirectly through Courage Capital.

--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.41% Common Stock
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

-------------------------                              ------------------------
CUSIP No. 829039100                  13D               Page 4 of 10 pages

--------------------------                             ------------------------



--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Donald M. Farris
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------

  3     SEC USE ONLY

--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------

  NUMBER OF      7     SOLE VOTING POWER
                       0 shares of Common Stock
   SHARES
              ------------------------------------------------------------------

BENEFICIALLY     8     SHARED VOTING POWER
                       635,111 shares of Common Stock beneficially owned by
                       Courage Capital (70,711 shares issuable upon conversion
  OWNED BY             of TPI Notes);  Managing Directors, Richard C. Patton
                       and Donald M. Farris share voting power.
              ------------------------------------------------------------------

    EACH         9     SOLE DISPOSITIVE POWER
                       0 shares of Common Stock
  REPORTING
              ------------------------------------------------------------------

   PERSON        10    SHARED DISPOSITIVE POWER
                       635,111 shares of Common Stock beneficially owned by
                       Courage Capital (includes 70,711 shares issuable upon
    WITH               conversion of TPI Notes); Managing Directors, Richard
                       C. Patton and Donald M. Farris share voting power.
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        635,111 shares of Common Stock held indirectly through Courage Capital.

--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]

--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.41% Common Stock
--------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-------------------------                              ------------------------
CUSIP No. 829039100                  13D               Page 5 of 10 pages

--------------------------                             ------------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       V-One Opportunity Fund, LP ("V-One")
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Tennessee
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER
                         564,400 shares of Common Stock.
   SHARES
                 ---------------------------------------------------------------

BENEFICIALLY       8     SHARED VOTING POWER
                         0 shares of Common Stock
   OWNED BY
                 ---------------------------------------------------------------

    EACH           9     SOLE DISPOSITIVE POWER
                         564,400 shares of Common Stock.
  REPORTING
                 ---------------------------------------------------------------

   PERSON          10    SHARED DISPOSITIVE POWER
                         0 shares of Common Stock

    WITH
--------------------------------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,400 shares of Common Stock held directly.

--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] Excludes shares beneficially owned by its General Partner, Courage Capital, through other funds.

--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.11% Common Stock
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

-------------------------                              ------------------------
CUSIP No. 829039100                  13D               Page 6 of 10 pages

--------------------------                             ------------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Courage Special Situations Fund, LP ("Courage Fund")
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Tennessee
--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER
                       70,711 shares of Common Stock issuable upon conversion
                       of TPI Notes.
   SHARES
                ----------------------------------------------------------------

BENEFICIALLY      8    SHARED VOTING POWER
                       0 shares of Common Stock
  OWNED BY
                ----------------------------------------------------------------

    EACH          9    SOLE DISPOSITIVE POWER
                       70,711 shares of Common Stock issuable upon conversion
                       TPI Notes.
  REPORTING
                ----------------------------------------------------------------

   PERSON         10   SHARED DISPOSITIVE POWER
                       0 shares of Common Stock

    WITH
--------------------------------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,711 shares of Common Stock held directly.

--------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] Excludes shares beneficially owned by its General Partner, Courage Capital, held in V-One

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       0.1% Common Stock
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

       00
--------------------------------------------------------------------------------

      ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $1.00 share (the "Common Stock") of Shoney's, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1727 Elm Hill Pike, Nashville, TN 37210.

      ITEM 2.  IDENTITY AND BACKGROUND.

      Courage Capital Management, LLC ("Courage Capital"):

      (1) Courage Capital Management, LLC ("Courage Capital"), a Tennessee limited liability company, is a private investment firm with its principal office and place of business at 4400 Harding Road, Nashville, TN 37205. Courage Capital has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D item 2(d) or (3). Courage Capital's beneficial ownership of the Issuer's Common Stock is controlled by its Managing Directors, Richard C. Patton and Donald M. Farris. Its Members are Messrs. Patton and Farris and Woodmont Capital LLC, none of which beneficially own shares of Common Stock of the Issuer except as set forth herein.


      Richard C. Patton:

      (1)   Richard C. Patton

      (2)   4400 Harding Road, Nashville, TN 37205.

      (3)   Chief Manager, Courage Capital, 4400 Harding Road, Nashville, TN
            37205.

      (4) During the last five years, Mr. Patton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Patton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   United States.

      Donald M. Farris:

            (1)   Donald M. Farris

            (2)   4400 Harding Road, Nashville, TN 37205.

            (3) Managing Director, Courage Capital, 4400 Harding Road, Nashville, TN 37205.

            (4) During the last five years, Mr. Farris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Farris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   United States.

      Courage Special Situations Fund, LP:

      Courage Special Situations Fund, LP ("Courage Fund"), a Tennessee limited partnership, is a private investment firm with its principal office and business located at 4400 Harding Road, Nashville, TN 37205. Its sole general partner is Courage Capital. Courage Fund has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

      V-One Opportunity Fund, L.P.:

      V-One Opportunity Fund, LP ("V-One"), a Tennessee limited partnership, is a private investment fund with its principal office and business located at 4400 Harding Road, Nashville, TN 37205. Its sole general partner is Courage Capital. V-One has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 22, 2000, Courage Fund obtained the beneficial ownership of 101,010 shares of Common Stock issuable upon conversion of TPI Notes. The TPI Notes were purchased by Courage Fund in a market transaction for a total consideration of $1,510,020. The source of the funds was the working capital of Courage Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

      Each of the parties described holds or held certain shares of Common Stock or securities convertible into Common Stock described herein for investment purposes. In the ordinary course of business, each of the parties described herein from time to time reviews the performance of its investments and may acquire or dispose of shares of Common Stock at any time. On September 6, 2000, the parties tendered the Liquid Yield Option Notes due 2004 ("LYONS") previously reported on Schedule 13D filed July 16, 2000 and certain TPI Notes pursuant to a Letter Agreement with the Issuer dated June 27, 2000 in connection with the Issuer's tender offer for such securities.

      Except as set forth above, none of the parties described herein currently has plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As part of the review of investments in the Common Stock, each of the parties described herein may explore from time to time a variety of alternatives, including, without limitation, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The decision to explore any of such alternatives would depend on a variety of factors, including current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

      ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

      Information required by Item 5 (a) and (b) is incorporated by reference to items 7-11 and 13 from the cover pages hereto.

      (c) On August 22, 2000, Courage Capital purchased $2,000,000 principal amount of TPI Notes, convertible into 101,010 shares of Common Stock of the Issuer. On September 6, 2000, $600,000 principal amount of such TPI Notes, convertible into 30,303 shares of Common Stock, was tendered to the Issuer in its tender offer at an aggregate sale price of $414,000.

            On September 6, 2000 in connection with its tender offer, the Issuer exercised its option to purchase $15,713,000 principal amount of TPI Notes, convertible into 793,632 shares of Common Stock, and all of the LYONS described by the parties in Schedule 13D filed on July 16, 2000. These TPI Notes and LYONS were on deposit with the Issuer and subject to a Letter Agreement dated June 27, 2000 attached as
            Exhibit 2 hereto, and the parties disclaim beneficial ownership thereof after June 27, 2000. The Issuer purchased such TPI Notes at an aggregate sale price of $10,841,970 and the LYONS at an aggregate sale price of $13,000,000.

      (d)   N/A

      (e) As of the date hereof, none of the parties beneficially owns 5% or more of the Common Stock of Issuer. Courage Capital holds $1,400,000 principal amount of TPI Notes, convertible into 70,711 shares of Common Stock. V-One continues to hold 564,400 shares of Common Stock.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             N/A

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 Joint Filing Agreement of Courage Capital, Richard C. Patton, Donald M. Farris, Courage Fund and V-One (incorporated by reference to Schedule 13D filed by the parties on July 16, 2000).

              Exhibit 2 Letter Agreement between the Issuer, Courage Fund and V-One dated June 27, 2000 (incorporated by reference to Schedule 13D filed by the parties on July 16,
                          2000).

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                          Courage Capital Management, LLC


      Date: September 15, 2000            By:  /s/ Richard C. Patton
                                              ----------------------------------
                                          Its: Chief Manager
                                              ----------------------------------